UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Iberia Líneas Aéreas de España, S.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

SPAIN

(Jurisdiction of Subject Company’s Incorporation or Organization)

International Consolidated Airlines Group, S.A.

(Name of Person(s) Furnishing Form)

Ordinary shares with a nominal value of €0.78 each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Elena Baillo de Saro

Iberia Líneas Aéreas de España, S.A.

calle Velázquez, 130

28006 Madrid

Spain

Tel. No.: 011-34-915-877-334

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) An English translation of the Registration Document of International Consolidated Airlines Group, S.A., dated October 26, 2010, is attached as an exhibit to this Form CB.

(b) Not applicable.

Item 2.	Informational Legends

Included in the document attached as an exhibit hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Included in the document attached as an exhibit hereto.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) International Consolidated Airlines Group, S.A. has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on November 15, 2010.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description

(a)(1)	English translation of the Registration Document of International Consolidated Airlines Group, S.A., dated October 26, 2010.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Consolidated Airlines Group, S.A.

By:	/s/ Enrique Dupuy de Lome
Name:	Enrique Dupuy de Lome
Title:	Attorney-in-fact
Date:	November 15, 2010